[Logo omitted] Ahold                                    Press Release

                                                        Royal Ahold
                                                        Corporate Communications




                                                  Date:  September 23, 2004
                                  For more information:  +31 75 659 57 20


Ahold intends to sell Deli XL
Market leader in Benelux foodservice sector


Zaandam, The Netherlands, September 23, 2004 - Ahold today announced its intention to divest its Benelux foodservice unit, Deli XL. This move is part of the ongoing strategic review of Ahold's operations. The company has initiated a preparatory review and expects to launch the formal divestment process of Deli XL shortly.

Deli XL is the market leader in the Netherlands and Belgium. With consolidated 2003 net sales of Euro 837 million, Deli XL is especially strong in the institutional and catering segments of the foodservice market which Ahold entered in 1985. Currently, Deli XL provides some 60,000 products to 30,000 hospitals, company canteens, schools and hospitality outlets.

"We have decided to divest Deli XL despite the fact that we believe the company is well placed to take advantage of growth opportunities as the fragmented European foodservice industry consolidates," said Ahold President & CEO Anders Moberg. "Our Dutch business arena strategy is targeted on its retail activities. The investment and management attention needed to assume a greater role in European foodservice is inconsistent with this focus. We therefore believe that Deli XL's huge potential can better be realized under new ownership. We are committed to a diligent and proper process to find a buyer that offers the best conditions for continuity and is able to assume responsibility for the assets and associates of Deli XL."

The decision to sell Deli XL relates solely to Ahold's Dutch business arena and has no implications for its American foodservice operations. In the U.S. foodservice industry, which has consolidated more quickly, the company's U.S. Foodservice subsidiary had net sales in 2003 of over USD 17 billion and holds the number two industry position. As outlined in its "Road to Recovery" program, Ahold is committed to recovering the value of U.S. Foodservice, a process that is well underway.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
 http://www.ahold.com                             Fax:  +31 (0)75 659 8302

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Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to statements regarding Ahold's intention to divest Deli XL, Ahold's expectations as to the timing of such divestment, statements as to the potential for Deli XL under new ownership and the status of the U.S. Foodservice recovery plan. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to implement its divestment strategy successfully, the actions of government and law enforcement agencies, Ahold's ability to find buyers for the operations it is divesting on terms that are acceptable to Ahold, Ahold's ability to complete the divestments, the inability to satisfy, or delays in satisfying, closing conditions to the divestments, the ability of the new owners of Deli XL to successfully run the business, the ability of Ahold to successfully complete the U.S. Foodservice recovery plan, which includes improving terms with vendors and its procurement leverage and implementing new operational and system improvements and new internal controls, and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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